UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces First Quarter 2024

Operating and Financial Results

Mexico City, Mexico, April 24, 2024— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the first quarter 2024 (1Q24).

1Q24 summary

■	Passenger traffic decreased 1.5% during 1Q24, as compared to 1Q23, reaching 5.9 million passengers.

■	The sum of aeronautical and non-aeronautical revenues grew 7.2%, as compared to 1Q23.

■	Adjusted EBITDA increased 3.1% to Ps.2,043 million.

■	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.1,110 million in the quarter.

Chief Financial Officer Ruffo Pérez Pliego del Castillo +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Luis Emmanuel Camacho Thierry +52 (81) 8625 4308 ecamacho@oma.aero

OMA will hold its 1Q24 earnings conference call on April 25, 2024 at 1:00 p.m. Eastern time, 11:00 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13745761. The conference call will also be available by webcast at http://ir.oma.aero/en/calendario-de-eventos.

1Q24 Operating Results

Operations, Passengers, and Cargo

The number of seats offered decreased 6.9% compared to 1Q23.

During the quarter, 3 domestic routes and 4 international routes started operations.

*Excludes routes that started operations and were suspended during the quarter.

Total passenger traffic reached 5.9 million passengers, a decrease of 1.5% as compared to 1Q23. During the quarter, of total traffic, 84.3% was domestic and 15.7% was international.

Domestic passenger traffic decreased 3.4%, compared to 1Q23, while international traffic increased 10.0%.

The airports with the largest passenger traffic growth in volume terms as compared to 1Q23, were:

■	Mazatlán (+18.2%), on its Santa Lucía (AIFA), Mexico City, Ciudad Juárez and Tijuana routes.

■	Monterrey (+1.9%), on its Santa Lucía (AIFA), Tulum, Tapachula, Atlanta and Mexicali routes.

■	Zihuatanejo (+20.3%), on its Santa Lucía (AIFA), Querétaro, Dallas and Los Angeles routes.

The airports with the largest passenger traffic decrease in volume terms as compared to 1Q23, were:

■	Acapulco (-52.6%), due to the impact on the destination generated by hurricane OTIS in October 2023.

■	Culiacán (-16.8%), on its Tijuana, Mexicali and Guadalajara routes.

■	Ciudad Juárez (-7.8%), on its Mexico City and Guadalajara routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 95.3% as of March 31, 2024.

Freight Logistics Services

■	OMA Carga’s revenues increased by 1.9%, compared to 1Q23 due to an increase in revenues related to import cargo services.

Hotel Services

The NH Collection Terminal 2 Hotel had an 88.7% occupancy rate, compared to 80.3% in 1Q23, with a 0.4% decrease in the average room rate to Ps.2,599 per night.

■	Hilton Garden Inn had a 77.3% occupancy rate, compared to 73.4% in 1Q23, with a 25.6% increase in the average room rate to Ps.2,794 per night.

Industrial Services

■	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.26.4 million, an increase of 32.1% versus 1Q23. The increase is explained by a higher number of square meters leased as compared to 1Q23.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 5.3%.

Non-aeronautical revenues increased 13.3%.

Commercial revenues increased 11.6%. The line items with the largest increases were:

■	Car Rentals, +25.4%, as a result of an increase in revenue due to the consolidation of initiatives implemented in past quarters.

■	Restaurants, +18.6%, as a result of an increase in fixed rents and the consolidation of initiatives implemented in past quarters.

■	Parking, +8.3%, as a result of an increase in average tariffs in all our airports, as well as higher penetration in the Ciudad Juárez, Chihuahua and Monterrey airports.

Diversification revenues increased 20.6%, mainly due to higher revenues from Hotel Services.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 3.7% as compared to 1Q23.

The major maintenance provision expense was Ps.71.3 million. The outstanding balance of the maintenance provision as of March 31, 2024 was Ps.2,174 million.

The airport concession tax increased 87% to Ps.223.5 million, as a result of a change in the rate from 5% to 9% applied to the revenues generated by OMA’s airport concessions, pursuant to the Mexican Federal Duties Law. Under the Tariff Regulation Bases effective as of October 20, 2023, payments made to the government related to aeronautical revenues, in excess of those included in the most recent tariff revision, will be added to the reference value to be used in the next joint maximum tariff revision. Therefore, starting in January 2026, these excess DUAC amounts paid will begin to be recovered through the maximum tariff.

In the first quarter of 2024, the 4% surplus of Concession Tax over aeronautical revenues amounted to Ps.86.3 million, equivalent to 3.1% of the sum of OMA's aeronautical and non-aeronautical revenues. This amount is included within the Ps.223.5 million recorded as Concession Tax expense in 1Q24. Excluding the Ps.86.3 million and its effects on OMA's results, Adjusted EBITDA for OMA would have been Ps.2,127 million, with a margin of 77.7%.

The technical assistance fee was Ps.52.6 million.

Total operating costs and expenses increased 33.7%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.1,793 million, with an operating margin of 47.7%.

Adjusted EBITDA was Ps.2,043 million, with a margin of 74.6%.

*Excluding the incremental effect of the concession tax on aeronautical revenues, OMA's Adjusted EBITDA would have been Ps.2,127 million, with a margin of 77.7% during 1Q24.

Financing Income and Net Income

Financing Expense was Ps.276 million, compared to Ps.229 million during 1Q23. The increase was mainly due to a higher interest expense as a result of an increase in financing costs and the variation in the present value of the major maintenance provision.

Consolidated net income in the quarter was Ps.1,079 million, remained flat compared to 1Q23.

Earnings per share, based on net income of the controlling interest was Ps.2.79, and earnings per ADS was US$1.35. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 1Q24, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.1,110 million, comprised of Ps.1,016 million in improvements to concessioned assets, Ps.75 million in major maintenance, Ps.18 million in strategic investments and Ps.1 million in other concepts.

The most important investment expenditures included:

Indebtedness

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 1Q24, cash flows from operating activities generated cash of Ps.1,531 million.

Investing activities used cash for Ps.425 million in the first quarter. Financing activities reflect mainly interest expense payments, resulting in a net cash outflow of Ps.238 million.

The net increase in cash resulting from operating, investing and financing activities in 1Q24 was Ps.868 million. This, combined with the negative effect of changes in the value of cash of Ps.6 million, resulted in a Cash and Cash Equivalents balance as of March 31, 2024 of Ps.3,439 million.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet
(Thousands of Pesos)

	March 31, 2023	December 31, 2023	March 31, 2024	% Var Mar24/Mar23	% Var Mar24/Dec23
Assets					
Current Assets					
Cash and Cash Equivalents	2,831,213	2,576,256	3,438,695	21.5	33.5
Trade Accounts Receivable - Net	1,356,710	1,298,399	1,248,786	(8.0)	(3.8)
Trade Accounts Receivable from Related Parties	36,414	43,673	83,671	129.8	91.6
Recoverable Taxes	262,828	385,351	376,040	43.1	(2.4)
Advances to Contractors	746,091	556,186	380,286	(49.0)	(31.6)
Other Current Assets	45,536	140,418	56,954	25.1	(59.4)
Total Current Assets	5,278,792	5,000,283	5,584,432	5.8	11.7
Land, Buildings, Machinery and Equipment - Net	2,597,772	2,760,321	2,826,942	8.8	2.4
Investments in Airport Concessions - Net	14,493,998	16,421,304	17,301,581	19.4	5.4
Rights of use of leased assets, net	155,890	149,442	136,869	(12.2)	(8.4)
Other Assets - Net	44,574	38,824	71,398	60.2	83.9
Deferred Taxes	779,654	867,421	916,302	17.5	5.6
Total Assets	**23,350,680**	**25,237,595**	**26,837,524**	**14.9**	**6.3**
Liabilities and Stockholder's Equity					
Current Liabilities					
Current Portion of Major Maintenance Provision	917,734	629,683	686,545	(25.2)	9.0
Current Portion of Financial Leases	30,891	44,928	38,129	23.4	(15.1)
Trade Accounts Payable	392,761	385,503	808,659	105.9	109.8
Taxes and Accrued Expenses	927,093	960,843	919,291	(0.8)	(4.3)
Accounts Payable to Related Parties	317,732	452,933	548,981	72.8	21.2
Total Current Liabilities	2,586,211	2,473,890	3,001,605	16.1	21.3
Long-Term Debt	10,674,700	10,676,708	10,677,994	0.0	0.0
Guarantee Deposits	378,626	404,202	407,922	7.7	0.9
Employee Benefits	126,087	143,058	141,738	12.4	(0.9)
Major Maintenance Provision	1,159,156	1,489,598	1,487,005	28.3	(0.2)
Financial Leases	169,051	153,916	156,212	(7.6)	1.5
Deferred Taxes	57,880	57,721	47,349	(18.2)	(18.0)
Total liabilities	**15,151,711**	**15,399,093**	**15,919,825**	**5.1**	**3.4**
Common Stock	297,782	297,782	297,782	-	-
Additional paid-in capital	29,786	29,786	29,786	-	-
Retained Earnings	6,172,383	7,828,436	8,905,264	44.3	13.8
Share Repurchase Reserve	1,500,000	1,500,000	1,500,000	-	-
Labor Obligations	12,945	14,455	14,455	11.7	-
Non-Controlling Interest	186,073	168,043	170,412	(8.4)	1.4
Stockholders' Equity	**8,198,969**	**9,838,502**	**10,917,699**	**33.2**	**11.0**
Total Liabilities and Stockholder's Equity	**23,350,680**	**25,237,595**	**26,837,524**	**14.9**	**6.3**

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable period of 2023. The exchange rates used to convert foreign currency amounts were Ps.18.0932 as of March 31, 2023, Ps.16.9190 as of December 31, 2023 and Ps.16.5323 March 31, 2024.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero
●	Twitter http://twitter.com/OMAeropuertos
●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated April 25, 2024